

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2012

Via E-mail
Masatoshi Takahama
Chief Executive Officer
Kinbasha Gaming International, Inc.
200 N. Westlake Boulevard, Suite 204
Westlake Village, CA 91362

> **Re:** **Kinbasha Gaming International, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed October 19, 2012**
> **File No. 000-54784**

Dear Mr. Takahama:

We have reviewed your response to our letter dated September 6, 2012 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Our Business, page 10

Pachinko Parlors, page 10

1. We note your response to our prior comment 9. Please revise the third sentence of the first paragraph of this section to characterize this statement as your belief.

Management's Discussion and Analysis

Results of Operations – Comparison of Quarters Ended June 30, 2012 and June 30, 2011, page 15

2. We note from your disclosure on page 16, that cost of revenues as a percentage of revenues decreased significantly from 92.2% for the quarter ended June 30, 2011 to 80.2% for the quarter ended June 30, 2012, however your discussion only addresses why cost of revenues in aggregate dollar amount increased between June 3, 2011 and June 30,

2012. Please revise your discussion to explain why cost of revenues as a percentage of revenues decreased significantly even though the total dollar amount increased. Your discussion should address each significant component of cost of revenues (i.e., salaries and wages, depreciation, facilities and other, etc.). Similarly, your discussion of the changes in general and administrative expenses should be revised to include disclosure of the reasons for the decrease in amount as a percentage of revenue between June 30, 2011 and June 30, 2012.

3. We note from your discussion in the fourth paragraph on page 16 and from the disclosure in Note 14 to the Company's audited financial statements that on July 1, 2012, the Company sold its three restaurants (including assets consisting principally of consumables, food and kitchen supplies with a book value of $83,000) and as a result will not generate any future revenues from these restaurants. Given that it does not appear that the Company will generate any cash flows from these restaurants in future periods, please explain why these assets have not been reflected as held for sale and the operations reflected as discontinued operations pursuant to the guidance outlined in ASC 205-20-45. Please advise or revise as appropriate.

Financial Condition, Liquidity and Sources of Capital, page 17

Debt in Default, page 18

4. We note your response to our prior comment 17 and reissue in part. It does not appear you have filed the agreements with Jogashima Limited Liability Company and Suitomo Mitsui Banking Corporation. Please file these agreements or advise. Additionally, please file all material amendments or forbearance agreement as exhibits or advise.

5. In addition, it appears you have excluded information relating to approximately $42.6 million of principal amount of debt currently in default. Please include information relating to this debt and file the agreements as exhibits. To the extent you believe that an item of debt, or the fact it is in default, is immaterial, please provide a specific analysis for each item.

6. We note your response to our prior comment 18 and disagree with your response. Please revise. To the extent you believe it is necessary to balance this disclosure in the Overview section, you may do so.

Risks Related to the Structure of our Business Generally and Stock Ownership, page 25

7. Please revise to include a risk factor disclosing the risks of having your principal executive office in the United States while your business operations are located in Japan.

Audited Financial Statements

Notes to the Financial Statements

General

8. We note from your response to our prior comment 27 that you do not have base jackpots and that at a liability is recorded and revenue charged for any balls not returned by the end of the day. Please revise your revenue recognition policy disclosure in the notes to the financial statements to disclose this accounting treatment.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

9. We note from your response to our prior comment 29 that you have revised Note 2 to your registration statement to respond to our comment. However, it does not appear that the disclosure in Note 2 related to revenue recognition has been revised. As previously requested, please explain to us in further detail when the payouts are recorded. In this regard, please clarify who the prize exchangers are in this transaction and tell us how the recognition of the payouts corresponds, if at all, to the timing of when the customer receives a receipt for the number of balls or tokens won, prior to redemption. Also, please tell us how you account for the issuance to a customer of a "special prize" that can then be exchanged for cash a third-party exchange station outside the pachinko parlor.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Alan B. Spatz, Esq.
       TroyGould PC